UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period November 2003______	File No. ___0-49947____

Toby Ventures Inc.

(Name of Registrant)

430 – 580 Hornby Street, Vancouver, British Columbia  CANADA V6C 2B3

(Address of principal executive offices)

1.

Interim Financial Statements and Management Discussion for the Period Ended September 30, 2003

2.

Management Proxy/Information Circular for the Extra-Ordinary General Meeting to be held December 9, 2003

3.

Form of Proxy

4.

News Release dated November 3, 2003

5.

News Release dated November 4, 2003

6.

News Release dated November 28, 2003

Indicate by check mark whether the Registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.         FORM 20-F  ___X__         FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this

Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)

under the Securities Exchange Act of 1934.     Yes _____       No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Toby Ventures Inc.

(Registrant)

Dated  December 4, 2003                         Signed: _/s/ Christopher Dyakowski

                                                                                              Christopher Dyakowski,

                                                                                                  Director

TOBY VENTURES INC.

FINANCIAL STATEMENTS

SEPTEMBER 30, 2003

(UNAUDITED)

NOTES TO US READERS:

These financial statements have been prepared according to Canadian GAAP. For US GAAP reconciliation please refer to the audited financial statements for years ended December 31, 2002 and 2001.

NOTICE TO READER

BALANCE SHEET

STATEMENT OF DEFERRED EXPLORATION COSTS

STATEMENT OF LOSS AND DEFICIT

STATEMENT OF CASH FLOWS

NOTES TO FINANCIAL STATEMENTS

J. A. MINNI & ASSOCIATES INC.       SUITE 1104 - 750 WEST PENDER ST.

CERTIFIED GENERAL ACCOUNTANT                                                 VANCOUVER, BRITISH COLUMBIA

                                                                                                                                              CANADA V6C 2T8

Jerry A. Minni, G.C.A. *

Geoffrey S. V. Pang, C.G.A., FCCA **                                                                 TELEPHONE: (604) 683-0343

                                                                                                                                           FAX: (604) 683-4499

* Incorporated professional

** Associate

NOTICE TO READER

To the Shareholders,

Toby Ventures Inc.

I have compiled the balance sheet of TOBY VENTURES INC. as at September 30, 2003 and the statements of loss, deficit and cash flows for the period then ended from information provided by management. I have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

                                                                      “J.A. Minni & Associates Inc.”

CERTIFIED GENERAL ACCOUNTANT

Vancouver, B.C.

October 31, 2003

TOBY VENTURES INC.

BALANCE SHEET AS AT SEPTEMBER 30, 2003

(UNAUDITED – SEE NOTICE TO READER)

ASSETS

	Sept. 30, 2003	Dec. 31, 2002

CURRENT
Cash	$ 60,915	$ 97,884
GST receivable	2,028	16,198
Mining tax credits receivable (Note 3)	280	30,514

	63,223	144,596

CAPITAL ASSETS, at cost net of accumulated Amortization of $1,886 (2002-$1,157)	2,336	2,262

MINERAL PROPERTIES (Note 4)	29,154	20,013

DEFERRED EXPLORATION COSTS (Note 4)	280,114	277,613

	$ 374,827	$ 444,484

LIABILITIES
CURRENT
Accounts payable and accrued liabilities	$ 2,716	$ 8,478
Due to related parties (Note 6)	1,668	2,129

	4,384	10,607

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 5)	620,593	620,593

DEFICIT	(250,150)	(186,716)
	370,443	433,877

	$ 374,827	$ 444,484

APPROVED BY THE DIRECTORS:

“Chris Dyakowski”

“William Schmidt”

The accompanying notes are an integral part of these financial statements.

TOBY VENTURES INC.

STATEMENT OF LOSS AND DEFICIT

FOR THE PERIOD ENDED SEPTEMBER 30, 2003

(UNAUDITED – SEE NOTICE TO READER)

	3 months ended Sept. 30,		6 months ended Sept. 30,
	2003	2002	2003	2002
REVENUE
Interest	$ -	$ 52	$ -	$ 180

EXPENSES
Advertising and promotion	346	134	1,148	713
Amortization	195	146	583	439
Consulting fees	5,422	-	5,422	9,217
Interest and bank charges	-	-	22	3
Management fees	9,000	7,500	24,500	22,500
Office and miscellaneous	343	1,636	1,952	2,644
Professional fees	4,331	3,475	19,745	9,834
Transfer agent and regulatory fees	682	837	10,062	6,535

	20,319	13,728	63,434	51,885

NET LOSS FOR THE PERIOD	(20,319)	(13,676)	(63,434)	(51,705)

DEFICIT, BEGINNING OF PERIOD	(229,831)	(134,150)	(186,716)	(96,121)

DEFICIT, END OF PERIOD	$ (250,150)	$ (147,826)	$ (250,150)	$ (147,826)

TOBY VENTURES INC.

STATEMENT OF DEFERRED EXPLORATION COSTS

FOR THE PERIOD ENDED SEPTEMBER 30, 2003

(UNAUDITED – SEE NOTICE TO READER)

	3 months ended Sept. 30,		6 months ended Sept. 30,
SADIM PROPERTY	2003	2002	2003	2002

Drilling	$ -	$ 22,285	$ -	$ 93,865
Sample preparation	-	1,801	-	2,977
Consulting, geological and geophysical surveys	-	5,935	-	10,935
Transport, supplies and support costs	1,000	13,882	1,000	14,198
Reports, mapping and filing fees	-	19,469	400	19,742
Project management and field supervision fees	-	35,479	-	41,474

DEFERRED EXPLORATION COSTS FOR THE PERIOD	1,000	98,851	1,400	183,191

ADJUSTMENT TO PROVINCIAL TAX CREDIT RECEIVABLE	1,101	-	1,101	-

DEFERRED EXPLORATION COSTS, BEGINNING OF PERIOD	278,013	209,671	277,613	125,331

DEFERRED EXPLORATION COSTS, END OF PERIOD	$ 280,114	$ 308,522	$ 280,114	$ 308,522

TOBY VENTURES INC.

STATEMENT OF CASH FLOWS

FOR THE PERIOD ENDED JUNE 30, 2003

(UNAUDITED – SEE NOTICE TO READER)

	3 months ended Sept. 30,		6 months ended Sept. 30,
	2003	2002	2003	2002
OPERATING ACTIVITIES

Net loss for the period	$ (20,319)	$ (13,676)	$ 63,434)	$ (51,705)

Add items not involving cash:
Amortization	195	146	583	439

Cash provided (used) by net changes in non-cash working capital items	974	9,702	7,290	43,591

	(19,150)	(3,828)	(55,561)	(7,675)

FINANCING ACTIVITIES

Tax credit received	29,133	-	29,133	-

INVESTING ACTIVITIES

Deferred exploration costs	(1,000)	(98,851)	(1,400)	(183,191)
Acquisition of mineral properties	(9,141)	-	(9,141)	(11,200)
Acquisition of capital assets	-	-	-	(1,792)
Reclamation bond	-	203	-	75

	(10,141)	(98,648)	(10,541)	(196,108)

DECREASE IN CASH	(158)	(102,476)	(36,969)	(203,783)

CASH, BEGINNING OF PERIOD	61,073	235,729	97,884	337,036

CASH, END OF PERIOD	$ 60,915	$ 133,253	$ 60,915	$ 133,253

TOBY VENTURES INC.

NOTES TO FINANCIAL STATEMENTS

NINE MONTHS TO SEPTEMBER 30, 2003

(UNAUDITED – SEE NOTICE TO READER)

1. NATURE OF OPERATIONS

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The continued operations of the Company and the recoverability of the amounts shown for mineral properties and related deferred exploration costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company’s interest in the properties, the ability of the Company to obtain the necessary financing to complete the development, and upon future profitable production.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Mineral Properties and Exploration Costs

The Company records its interests in mineral properties at cost. All direct costs relating to the acquisition of these interests are capitalized until the properties to which they relate are placed into production, sold or abandoned.

Exploration costs relating to the mineral properties are deferred until the properties are brought into production, at which time the deferred costs are to be amortized on a unit of production basis, or until the properties are abandoned or sold, at which time the deferred costs are written off.

The mineral properties and exploration costs are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. When there is evidence of impairment, the net carrying amount of the asset will be written down to its net recoverable amount which is the estimated undiscounted future net cash flows expected to result from the asset and its eventual disposition. The loss on impairment written off is not reversed even if circumstances change and the net recoverable amount subsequently increases.

The amounts shown as mineral properties and deferred exploration represent unamortized costs to date and do not necessarily reflect present or future values.

b) General and Administrative Expenses

The Company charges all general and administrative expenses not directly related to exploration activities to operations as incurred.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

c) Fair Market Value of Financial Instruments

The carrying value of cash, GST recoverable, mining tax credit receivable, accounts payable and accrued liabilities, and amount due to related parties approximate fair market value because of the short maturity of these instruments.

d) Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas require the use of management estimates relate to the determination of impairment of mineral properties, deferred exploration costs and provincial tax credit receivable. Actual results could differ from those estimates.

e) Environmental Costs

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations and which to not contribute to current or future revenue generation are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the costs can be reasonably estimated. Generally, the timing of these accruals coincides with the earlier of completion of a feasibility study or the Company’s commitment to a plan of action based on the then known facts.

f) Amortization

Capital assets are recorded at cost, and are amortized over their estimated useful lives at 30% declining balance. Further, only one-half of the amortization is taken on assets acquired during the year.

g) Basic and Diluted Loss Per Share

Basic loss per share is calculated by dividing loss applicable to common shareholders by the weighted average number of common shares outstanding for the year. Diluted loss per share reflects the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. Due to the losses, potentially dilutive securities are excluded from the calculation of diluted loss per share, as they were anti-dilutive. Therefore, there is no difference in the calculation of basic and diluted loss per share.

h) Stock Based Compensation

No compensation expense is recognized when stock options are issued to directors and employees. Any consideration paid on exercise of stock options is credited to share capital.

i) Income Taxes

The asset and liability method is used for determining income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the accounting basis and the tax basis of the assets and liabilities, and are measured using the tax rates and laws expected to apply when these differences reverse. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized.

3. MINING TAX CREDITS

The Company is qualified for the B.C. Mining Exploration Tax Credit (“BCMETC”). The BCMETC is a refundable B.C. income tax credit which is equal to 20% of qualified mining exploration costs incurred in B.C. by the Company. They are recorded as a reduction of the related deferred exploration expenditures. During the period ended September 30, 2003, $29,133 cash was received by the Company.

4. MINERAL PROPERTIES

	Sept. 30, 2003	Dec 31, 2002
Acquisition Costs:
Sadim Property	$ 20,102	$ 20,012
Quebec Mining Units	1	1
Argentina properties	9,141	-
	$ 29,154	$ 20,013

Deferred Exploration Costs:
Sadim Property	$ 280,114	$ 277,613
Quebec Mining Units	-	-
	$ 280,114	$ 277,613

4. MINERAL PROPERTIES - continued

Sadim Property

Pursuant to an agreement dated August 22, 2000, the Company was granted an option to acquire a 100% undivided interest in four mineral claims (Sadim 1, 2, 3 and 4) in the Similkameen Mining Division, in the Province of British Columbia. The claims are subject to a 3% net smelter returns. As consideration, the Company paid $17,000. The Company abandoned the Sadim 2 mineral claim and subsequently restaked it as “Rum”, consisting of twelve units, at a cost of $2,472.

Quebec Mining Units

The Company has applied for and obtained 112 claims units comprising of 5,730 hectares located in Northern Quebec. The application costs involved amount to $11,200. During the year ended December 31, 2002 management had written down the cost of these claims to a nominal value of $1.00

Argentina Properties

The Company had obtained, by application, a 100% interest in five properties in the Republic of Argentina. These properties are being held by a director in trust for the Company.

5. SHARE CAPITAL

a) Authorized

20,000,000 common shares without par value.

b) Issued and fully paid

	Number of Shares	Amount

Balance, December 31, 2001, 2002 and September 30, 2003	5,326,665	$ 620,593

c) Shares Held In Escrow

As at September 30, 2003, 822,000 (Dec.31, 2002-1,370,000) shares of the Company are subject to escrow agreements and may not be transferred, assigned or otherwise dealt with without the consent of the regulatory body having jurisdiction thereon.

5. SHARE CAPITAL - continued

d) Stock Options

Pursuant to agreements, stock options were granted to the directors and officers of the

Company to acquire in total 399,000 shares at $0.25 per share. These options expired on

September 12, 2003.

6. RELATED PARTY TRANSACTIONS

a) During the period the Company paid $24,500 (2002-$22,500) for management fees to a company controlled by a director.

b) During the period the Company paid and accrued $10,659 (2002-$3,319) for legal fees and disbursements to a law firm of a director.

c) The amount due to related parties is non-interest bearing, unsecured, with no fixed terms of repayment.

7. CORPORATION LOSSES CARRY FORWARDS

At September 30, 2003 the Company has accumulated non-capital losses totaling $244,494 which may be applied against future year’s taxable income. These losses expire as follows:

2007	$ 27,262
2008	67,075
2009	78,454
2010	71,703

$ 244,494

As at September 30, 2003 the Company has accumulated Canadian exploration and development expenditures of approximately $333,000 which can be carried forward indefinitely against future years’ taxable incomes.

The potential tax benefit of these loses and expenditures has not been recorded in the financial statements, as it is not more-likely-than-not that sufficient taxable income will be realized during the carry-forward periods to utilize all the future tax assets.

8. SUBSEQUENT EVENTS

a) Subsequent to the period ended September 30, 2003 1,500,000 shares at price of $0.1 per share were issued by the Company. As part of this non-brokered private placement, 1,500,000 share purchase warrants were issued to enable the holders to purchase 1,500,000 shares at $0.13 per share for a two year period to February 22, 2004.

b) On October 1, 2003 the Company entered into a consulting agreement with Reconnaissance Energy International, ADO Rival Oil Co. Ltd. Under the agreement, which was effective on October 1, 2003 until September 30, 2004, the Company will pay to the consultant an hourly rate of $110 per hour plus GST on which services are provided. Further, the Company will provide the consultant with 200,000 stock options.

TOBY VENTURES INC.

INFORMATION CIRCULAR

ISSUED IN CONNECTION WITH THE SOLICITATION OF PROXIES FOR AN EXTRA-ORDINARY GENERAL MEETING TO BE HELD ON THE 9TH DAY OF DECEMBER, 2003.

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation by the management of Toby Ventures Inc. (hereinafter called the “Company”) of proxies to be used at the time and place and for the purposes set forth in the accompanying Notice of Meeting. It is expected that this solicitation will be primarily by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The cost of solicitation by management will be borne by the Company.

REVOCABILITY OF PROXY

A person giving a proxy has the power to revoke it. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the shareholders or by his attorney authorized in writing or if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereat duly authorized, deposited at the registered office of the Company at 430 - 580 Hornby Street, Vancouver, B.C. V6C 3B6 at any time up to and including the last business day preceding the date of the Meeting or any adjournment thereof and upon either of such deposits the proxy is revoked.

VOTING SHARES REPRESENTED BY THE PROXY

If the instructions of the shareholders given in the accompanying form of proxy are certain and the proxy is duly completed and delivered and has not been revoked the shares represented thereby will be voted on any poll except where the instruction of the shareholder is to withhold the vote. Where the shareholder has specified in the proxy a choice with respect to any matter to be acted upon, the shares will be voted on any poll in accordance with the specifications so made. WHENEVER A SHAREHOLDER HAS NOT SPECIFIED IN RESPECT OF A MATTER IDENTIFIED IN THE FORM OF PROXY A CHOICE AS TO HOW THE SHARES REPRESENTED BY THE PROXY ARE TO BE VOTED, THE SHARES REPRESENTED BY THE PROXY WILL BE VOTED IN FAVOUR OF ANY SUCH MATTER, AS THE CASE MAY BE.

The accompanying form of proxy when duly completed and delivered and not revoked confers authority upon the persons named as proxyholder therein to vote according to their discretion on any amendment or variations to any of the matters identified in the accompanying Notice of Meeting and to vote according to their discretion on any other matters which may properly come before the Meeting. At the time of printing this Information Circular, the management of the Company does not know of any amendments or variations to any of the matters identified in the accompanying Notice of Meeting or of any additional matters to be presented for action at the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No director or senior officer, past, present or nominated, or any associate of such persons or any person on behalf of whom this solicitation is made has any interest, direct or indirect, in any matter to be acted upon at the Meeting, involved in the normal business of the Meeting, or the general affairs of the Company.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

None of the directors or senior officers of the Company have had any material interest, direct or indirect in any material transaction of the Company since the commencement of the Company’s last completed financial year or in any proposed transaction which in either such case, has materially affected or will materially affect control of the Company or any of its subsidiaries.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 200,000,000 shares without par value of which 6,826,665 shares are issued and outstanding. There is one class of shares authorized only. Each share carries the right to one vote so that the aggregate number of votes attaching to all the outstanding shares is 6,826,665. Shareholders registered prior to the close of business on November 3, 2003 (the “record date”) will be entitled to receive notice of the meeting and to attend and vote thereat. If a shareholder transfers common shares after said date or additional shares are issued, the person who acquires the common shares may vote these common shares at the meeting if, not later than December 1, 2003, that person requests the Company to add his or her name to the list of shareholders entitled to vote at the meeting and establishes that he or she owns the common shares. If a shareholder desires to be represented at the Meeting by Proxy, the Instrument of Proxy duly complete must be mailed or deposited at Pacific Corporate Trust Company, 10th Floor - 625 Howe Street, Vancouver, B.C. V6C 3B8 and must be received at that office not less than 48 hours, excluding Saturdays, Sundays and holidays, before the time for the holding of the Meeting. To the best of the knowledge of the directors and officers of the Company, as of the date of this Information Circular, the only person who beneficially owns, directly or indirectly, equity shares carrying more than 10% of the voting rights attached to all equity shares of the Company is as follows:

Name and Municipality of Residence	Type of Ownership	No. of Shares	Percentage of shares

Craig Steinke White Rock, B.C.	Direct, Beneficial	857,000 Common	12.6%

OTHER MATTERS TO BE ACTED UPON

There shall be moved at the Meeting the following resolutions:

1. To fix the number of directors at five (5);

2. To approve the appointment of two additional directors to hold office until the next annual general meeting;

3. To obtain the approval of the shareholders to enter into business opportunities in the area of oil and gas exploration, wind energy and/or coalbed methane projects;

4. (a) A special resolution, that the Company change its name to “Storm Cat Energy

Corporation”;

(b) A special resolution, that the Memorandum of the Company be altered by deleting paragraph 1 which states:

1. The name of the Company is “Toby Ventures Inc.”; and the following substituted therefore;

“1. The name of the Company is Storm Cat Energy Corporation”;

In the event that the regulatory authorities do not approve the new name before the Meeting, an alternative name will be proposed.

5. A special resolution, that:

(a) The authorized capital of the Company be altered by subdividing all 20,000,000 shares without par value of which 6,826,665 shares are issued as fully paid and non-assessable shares, into 60,000,000 shares without par value of which 20,479,995 shares are issued as fully paid and non-assessable shares, every one (1) of such shares before subdivision being subdivided into three (3) shares;

(b) The authorized capital of the Company be altered by increasing the authorized capital from 60,000,000 shares without par value to 200,000,000 shares without par value;

(c) Paragraph 2 of the Memorandum be altered to read:

“2. The authorized capital of the Company consists of 200,000,000 common shares without par value.”

(d) The Company’s Memorandum be altered so that the Memorandum, as altered, shall at the time of filing comply with the Company Act;

(e) Notwithstanding that this special resolution has been duly passed by the shareholders, the directors of the Corporation are hereby authorized, at their discretion, to determine at any time, not to proceed with the subdivision without further approval of the Shareholders;

(f) Any one director or officer of the Corporation is authorized and directed to deliver or cause to be delivered, all such documents or instruments, and to do or cause to be done all such other acts and things as may be necessary or desirable to carry out the intent of the foregoing special resolution, such necessity to be conclusively evidenced by the execution and delivery of any documents or instruments or the taking of any such actions.

To pass the proposed special resolutions, an affirmative vote of not less than seventy-five (75%) per cent of the votes cast by the shareholders of the Company present in person or by proxy at the Meeting is required.

THE MANAGEMENT KNOWS OF NO OTHER MATTERS TO COME BEFORE THE MEETING OF SHAREHOLDERS OTHER THAN REFERRED TO IN THE NOTICE OF MEETING. SHOULD ANY OTHER MATTERS PROPERLY COME BEFORE THE MEETING, THE SHARES REPRESENTED BY THE PROXY SOLICITED HEREBY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE PROXY.

DATED this 3rd day of November, A.D. 2003.

BY ORDER OF THE BOARD OF DIRECTORS

PROXY

EXTRA-ORDINARY

GENERAL MEETING OF SHAREHOLDERS OF

TOBY VENTURES INC.

(Name of Company)

TO BE HELD AT 430 - 580 HORNBY STREET, VANCOUVER, BC

                                                                        (Location of Meeting)

ON    TUESDAY ,            DECEMBER 9 2003 ,             AT 10:00 AM

            (Day of week)                   (Month/day)    (Year)                     (Time of Meeting)

The undersigned member (“Registered Shareholder”) of the Company hereby appoints, William E. Schmidt, a Director of the Company, or failing this person, Christopher Dyakowski, a Director of the Company, or in the place of the foregoing,

______________________(print the name), as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the “Meeting”) and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

REGISTERED HOLDER PRINT HERE: _____________________________

DATE SIGNED:  _____________________________________________

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against
1. To fix the number of directors at five (5)
2. To approve the appointment of two additional directors
3. To approve the entering of the Company into oil, gas, wind energy and/or coalbed methane projects;
4. To approve a change of name
5. To subdivide capitalization
6. To increase authorized capital
7. To grant the proxyholder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolution

THIS PROXY MUST BE SIGNED AND DATED.

SEE IMPORTANT INSTRUCTIONS ON REVERSE

INSTRUCTIONS FOR COMPLETION OF PROXY

This Proxy is solicited by the Management of the Company.

1. This form of proxy (“Instrument of Proxy”) must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

2. If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Pacific Corporate Trust Company.

3. A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

4. A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(a) appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

OR

(b) appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder’s instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

5. The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

6. If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, voting instructions must be DEPOSITED at the office of "PACIFIC CORPORATE TRUST COMPANY" no later than forty eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.

The mailing address of Pacific Corporate Trust Company is 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8,

and its fax number is (604) 689-8144.

TOBY VENTURES INC.

430 - 580 Hornby Street

Vancouver, B.C. V6C 3B6

Tel: 604-266-8526

Fax: 604-266-8401

November 3, 2003

NEWS RELEASE

The Company announces that it will hold an Extra-Ordinary General Meeting on December 9, 2003 for the purpose of fixing the number of directors of the Company at five, to approve the appointment of two additional directors, to approve entering into business opportunities in the area of oil and gas exploration, wind energy and/or coalbed methane projects, to approving a change of name to “Storm Cat Energy Corporation”, to approve a split of the common shares of the Company on a 3:1 basis and to approve an increase in the authorized capitalization of the Company to 200,000,000 shares without par value.

C.I. Dyakowski

TOBY VENTURES INC.

Christopher I. Dyakowski, Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

WARNING: The Company relies on litigation protection for “forward looking” statements. Actual results could differ materially from those described in the news release as a result of numerous factors, some of which are outside the control of the Company.

TOBY VENTURES INC.

430 - 580 Hornby Street

Vancouver, B.C. V6C 3B6

Tel: 604-250-2844

Fax: 604-266-8401

November 4, 2003

NEWS RELEASE

Toby Ventures Inc. is pleased to announce a non-brokered private placement of 2,000,000 units at a price of 25 cents per unit. Each unit will consist of 1 common share and 1 common share purchase warrant. Each warrant will be exercisable one year for the date of closing of the private placement at a price of $0.50.

C.I. Dyakowski

TOBY VENTURES INC.

Christopher I. Dyakowski, Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

WARNING: The Company relies on litigation protection for “forward looking” statements. Actual results could differ materially from those described in the news release as a result of numerous factors, some of which are outside the control of the Company.

TOBY VENTURES INC. (TSX-V:TBY)

430 580 Hornby St,

Vancouver, B.C.

V6C 3B6

Tel: 604-250-2844

Fax: 604-266-8401

November 28, 2003

Mr. Chris Dyakowski, President of Toby Ventures Inc announces that it has agreed to grant incentive stock options to purchase up to 605,000 shares, exercisable at a price of $0.60 per share up to November 28, 2008.

“C. Dyakowski”

Chris Dyakowski, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

WARNING: The Company relies on litigation protection for “forward looking” statements. Actual results could differ materially from those described in the news release as a result of numerous factors, some of which are outside the control of the Company.